EXHIBIT 2.1
CLOSING AGREEMENT
     Closing Agreement (this “Agreement”) relating to the AGREEMENT AND PLAN OF MERGER (the “Merger Agreement”), dated as of August 3, 2008, by and among PeopleSupport, Inc., a Delaware corporation (“Company”), Essar Services, Mauritius, a company organized under the laws of Mauritius (“Parent”), and Easter Merger Sub Inc., Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
W I T N E S S E T H
     WHEREAS, Company, Parent and Merger Sub have entered into the Merger Agreement;
     WHEREAS, Company, Parent and Merger Sub now desire to enter into this Agreement with respect to the Closing of the Merger Agreement;
     WHEREAS, it is anticipated that the Company Requisite Vote shall be obtained on October 8, 2008; and
     WHEREAS, the parties hereto acknowledge and agree that but for the request of Parent and Merger Sub to defer the Closing until up to October 31, 2008 as provided for in this Agreement, the Closing of the Merger Agreement would have been scheduled to take place on or prior to October 14, 2008 (the “First Eligible Closing Date”);
     NOW THEREFORE, in consideration of the mutual covenants, agreements and obligations expressed herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Company, Parent and Merger Sub agree as follows:
ARTICLE I.
CLOSING AGREEMENT
     Section 1.01. Soft Closing. Subject to the satisfaction or waiver of Parent’s, Merger Sub’s and Company’s respective conditions to closing as provided in Article VI of the Merger Agreement (other than the covenant that Parent shall have deposited with the Paying Agent an amount equal to the Aggregate Merger Consideration) as of the close of business (PDT) on the First Eligible Closing Date, Parent, Merger Sub and Company shall deliver to one another all fully-executed certificates, instruments and other documents (including the Certificate of Merger) required to consummate the Merger (the “Closing Documents”). The Closing Documents shall be held in escrow pending the Closing. From and after the First Eligible Closing Date the conditions set forth in Section 6.3(b), but only to the extent that it relates to Section 5.4, Section 6.3(a), Section 6.3(c) and Section 6.3(d) shall be deemed to have been satisfied as of such date and as of the date on which the Closing actually occurs. The delivery of such certificates, instruments and other documents shall be referred to as the “Soft Closing.” After the Soft Closing has occurred, notwithstanding anything in this Agreement or the Merger

Agreement, the only conditions to Closing shall be the conditions that Company, Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required to be performed or complied with by it prior to the Effective Time (other than with respect to section 5.4 which shall have been deemed satisfied as of the First Eligible Closing Date) and, Parent shall have deposited or caused to be deposited with the Paying Agent, for the benefit of the holders of Certificates, an amount equal to the aggregate Merger Consideration (the “Payment Condition”).
     Section 1.02. Closing. The parties shall use reasonable commercial efforts to consummate the Closing as soon as is practicable and, in any event, by October 31, 2008.
     Section 1.03. Hard Closing. In no event later than 5:00pm (EDST) on October 31, 2008: (i) Parent and Merger Sub shall cause the Payment Condition to be satisfied in order to effect the Closing; (ii) Parent and Merger Sub shall effect the Closing and (iii) Company shall effect the Closing.
     Section 1.04. Company Termination. Notwithstanding anything in the Merger Agreement to the contrary, in the event that the Soft Closing has occurred (or has not occurred as a result of Parent’s or Merger Sub’s failure to fulfill its obligations hereunder), and the Payment Condition is not fulfilled on or prior to 5:00 pm (EDST) on October 31, 2008, then Company may terminate the Merger Agreement and pursue any and all remedies available to Company under applicable Law.
     Section 1.05. Parent Confirmation. No later than the date of this Agreement, Parent shall publicly confirm that it remains committed to the consummation of the merger transaction and that its obligations to close are not subject to financing. Parent may refer to the unprecedented disruptions in global capital markets as the reason for its request for a delay in Closing.
ARTICLE II.
CERTAIN PROVISIONS GOVERNING THIS AMENDMENT
     Section 2.01. Execution in Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and both of which counterparts, taken together, shall constitute one and the same instrument even if both Parties have not executed the same counterpart. Signatures provided by facsimile transmission, email or by other electronic means shall be deemed to be original signatures.
     Section 2.02. Organization; Authority; Enforceability. Each party hereto represents to the others that it is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority to enter into this Agreement and to carry out its obligations hereunder. Each further represents to the others that its execution of this Agreement and the performance of its obligations hereunder have been duly authorized by all requisite action on its part, that this Agreement has been duly executed and delivered and that this Agreement constitutes its valid and binding obligation enforceable against it in accordance with its terms.
     Section 2.03. Headings. Section headings in this Agreement are included herein for convenience and reference only and shall not constitute a part of this Agreement for any other purpose.
     Section 2.04. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. The parties agree that any claims or disputes under this Agreement will be resolved in accordance with the terms of the Merger Agreement.
     Section 2.05. Effect of Agreement. Except as expressly set forth herein, the terms and conditions of the Merger Agreement shall remain unchanged and in full force and effect.
     IN WITNESS WHEREOF, this Agreement has been duly executed, acknowledged and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PEOPLESUPPORT, INC.
By:	/s/ Peter Phan
	Name:	Peter Phan
Title:

ESSAR SERVICES, MAURITIUS
By:	/s/ Aparup Sengupta
	Name:	Aparup Sengupta
Title:

EASTER MERGER SUB, INC.
By:	/s/ Surendra Agarwal
	Name:	Surendra Agarwal
Title:

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